UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NOMAD FOODS LIMITED
(Name of Issuer)

Ordinary Shares, no par value
(Title of Class of Securities)

G6564A105
(CUSIP Number)

December 31, 2016
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 7 Pages

CUSIP NO. G6564A105	Page 2 of 7 Pages

1.	Names of Reporting Persons

 CORVEX MANAGEMENT LP

2.	Check the Appropriate Box If a Member of a Group (See Instructions)

a.	[ ]

b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

DELAWARE

	5.	Sole Voting Power
Number of Shares		17,430,522
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 17,430,522
	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

17,430,522

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

9.6%

12.	Type of Reporting Person (See Instructions)

PN, IA

CUSIP NO. G6564A105	Page 3 of 7 Pages

1.	Names of Reporting Persons

 KEITH MEISTER

2.	Check the Appropriate Box If a Member of a Group (See Instructions)

a.	[ ]

b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

UNITED STATES

	5.	Sole Voting Power
Number of Shares		17,430,522
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 17,430,522
	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

17,430,522

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

9.6%

12.	Type of Reporting Person (See Instructions)

IN, HC

CUSIP NO. G6564A105	Page 4 of 7 Pages

Item 1(a).	Name of Issuer:

Nomad Foods Limited (the "Issuer").

Item 1(b).	Address of the Issuer's Principal Executive Offices:

No. 5 New Square
Bedfont Lakes Business Park
Feltham, Middlesex TW14 8HA
UK

Item 2(a).	Name of Person Filing

This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

i)	Corvex Management LP (“Corvex”); and

ii)	Keith Meister, in his capacity as the control person of the general partner of Corvex (“Mr. Meister”).

This statement relates to Shares (as defined below) held for the accounts of certain private investment funds for which Corvex acts as investment adviser.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 667 Madison Avenue, New York, NY 10065.

Item 2(c).	Citizenship:

i)	Corvex is a Delaware limited partnership; and

ii)	Mr. Meister is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:
Ordinary Shares, no par value per share (the “Shares”).
Item 2(e).	CUSIP Number:

G6564A105

CUSIP NO. G6564A105	Page 5 of 7 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Corvex is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, the general partner of which is controlled by Mr. Meister.

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

As of the Date of Event, each of the Reporting Persons may be deemed to be the beneficial owner of 17,430,522 Shares.

Item 4(b).	Percent of Class:

Based on the 182,088,622 Shares outstanding as of September 30, 2016, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on November 29, 2016, the 17,430,522 Shares reported above represent approximately 9.6% of the total number of Shares outstanding.

Item 4(c).	Number of shares as to which such person has:

Corvex
(i)	Sole power to vote or direct the vote	17,430,522
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	17,430,522
(iv)	Shared power to dispose or to direct the disposition of	0

Mr. Meister
(i)	Sole power to vote or direct the vote	17,430,522
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	17,430,522
(iv)	Shared power to dispose or to direct the disposition of	0

CUSIP NO. G6564A105	Page 6 of 7 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The limited partners of (or investors in) the private investment funds for which Corvex acts as investment adviser have the right to participate in the receipt of dividends from, and proceeds from the sale of, the Shares held for the accounts of such funds in accordance with their respective limited partnership interest (or investment percentages) in such funds.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

See Item 3.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. G6564A105	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2017	CORVEX MANAGEMENT LP

By: /s/ Keith Meister
Keith Meister
Managing Partner

Date: February 14, 2017	KEITH MEISTER

By: /s/ Keith Meister